UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 1, 2023

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2022 to 31 December 2022

1 February 2023

Novo Nordisk's sales increased by 26% in Danish kroner and by 16% at constant exchange rates to DKK 177.0 billion in 2022

•Operating profit increased by 28% in Danish kroner and by 15% at constant exchange rates (CER) to DKK 74.8 billion.
•Sales in North America Operations increased by 35% in Danish kroner (21% at CER), and sales in International Operations increased by 17% in Danish kroner (13% at CER).
•Sales within Diabetes and Obesity care increased by 29% in Danish kroner to DKK 156.4 billion (19% at CER), mainly driven by GLP-1 diabetes sales growth of 56% in Danish kroner (42% at CER). Rare disease sales increased by 7% measured in Danish kroner (1% at CER).
•Obesity care sales grew by 101% in Danish Kroner (84% at CER). All Wegovy® dose strengths were made available again in the US in December 2022.
•Within R&D, Novo Nordisk initiated two phase 1 trials in NASH based on the siRNA technology platform.
•For the 2023 outlook, both sales and operating profit growth are expected to be 13-19% at CER. Sales and operating profit growth reported in Danish kroner are expected to be 4 and 5 percentage points lower than at CER, respectively.
• At the Annual General Meeting on 23 March 2023, the Board of Directors will propose a final dividend of DKK 8.15 for 2022 per share. The expected total dividend for 2022 is DKK 12.40 per share, of which DKK 4.25 was paid as interim dividend in August 2022. The Board of Directors has decided to initiate a new 12-month share repurchase programme of up to DKK 28 billion.

PROFIT AND LOSS	2022	2021	Growth as reported	Growth at CER*
DKK million
Net sales	176,954	140,800	26%	16%
Operating profit	74,809	58,644	28%	15%

Net profit	55,525	47,757	16%	N/A
Diluted earnings per share (in DKK)	24.44	20.74	18%	N/A
* CER: Constant exchange rates (average 2021).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the double-digit sales growth in 2022 driven by our innovative GLP-1-based diabetes and obesity treatments, and more than 36 million people living with diabetes are now benefiting from our treatments. We continued to make progress on our Strategic aspirations and in 2023, we will continue our focus on strong commercial execution, expanding and progressing our innovative pipeline and investing significantly in the expansion of production capacity for current and future portfolio."

On 1 February 2023 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 2 of 33
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Within "Financials", the strategic aspiration of transforming 70% of US sales has been achieved, and sales growth in International Operations has surpassed the aspiration of "6-10% growth". Consequently, the regional aspirations are removed.

Performance highlights for 2022 (blue indicates fourth-quarter development):

Purpose and sustainability	Innovation and therapeutic focus
Progress towards zero environmental impact:
•Carbon emissions from operations and transportation decreased by 29% compared to 2019

Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Medical treatment provided to 36.3 million people living with diabetes
◦Reached more than 41,000 children in Changing Diabetes® in Children programme
•Diabetes and haemophilia medication donated to the Ukrainian Ministry of Health
•Positive scientific opinion from EMA on human insulin with more flexible storage without refrigeration

Being recognised as a sustainable employer:
•Share of women in senior leadership positions increased to 39% from 36% in 2021

Further raise innovation bar for diabetes treatment:
•Approval of Ozempic® 2.0 mg in the US
•Successful completion of phase 3a trials with once-weekly insulin icodec
•Successful completion of phase 2 trial with CagriSema in people with type 2 diabetes
•Phase 1 trials with Ideal Pump insulin successfully completed
•Phase 1 trial initiated with a once-daily oral GLP-1/GIP agonist and once-weekly oral semaglutide

Stre Develop superior treatment solutions for obesity:
•STEP TEENs phase 3 trial successfully completed
•Phase 3a initiation with CagriSema in people with obesity
•Phase 1 initiation with oral amycretin
the
Strengthen and progress Rare disease pipeline:
•Concizumab phase 3 trials completed in people with haemophilia A and B with inhibitors and in people without inhibitors
•Dosing initiated in phase 3a trial with Mim8
•Phase 2 trial initiated with NDec in sickle cell disease
•Acquisition of Forma Therapeutics to expand pipeline in sickle cell disease

Establish presence in Other serious chronic diseases:
•Phase 2 trial initiated with NNC6019 in cardiomyopathy
•Phase 1 trials initiated in NASH utilising the siRNA platform

Commercial execution	Financials
       Strengthen diabetes leadership to more than one-third:
•Diabetes value market share increased by 1.8 percentage points to 31.9% (MAT)

 More than DKK 25 billion in Obesity care sales by 2025:
•Obesity care sales increased by 84% (CER) to DKK 16.9 billion

 Secure a sustained growth outlook for Rare disease:
•Rare disease sales increased by 1% (CER) to DKK 20.5 billion

Deliver solid sales and operating profit growth:
•Sales growth at 16% (CER)
•International Operations sales growth of 13% (CER)
•US sales growth of 19% (CER) with 73% of sales coming from products launched since 2015
•Operating profit growth of 15% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 57.4 billion
•DKK 49.4 billion returned to shareholders in 2022

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 3 of 33
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR 2022

PROFIT AND LOSS	2022	2021	2020	2019	2018	% change 2022 to 2021	% change 2022 to 2021 at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	176,954	140,800	126,946	122,021	111,831	26%	16%

Gross profit	148,506	117,142	106,014	101,933	94,214	27%	17%
Gross margin	83.9%	83.2%	83.5%	83.5%	84.2%

Sales and distribution costs	(46,217)	(37,008)	(32,928)	(31,823)	(29,397)	25%	16%
Percentage of sales	26.1%	26.3%	25.9%	26.1%	26.3%

Research and development costs	(24,047)	(17,772)	(15,462)	(14,220)	(14,805)	35%	29%
Percentage of sales	13.6%	12.6%	12.2%	11.7%	13.2%

Administrative costs	(4,467)	(4,050)	(3,958)	(4,007)	(3,916)	10%	6%
Percentage of sales	2.5%	2.9%	3.1%	3.3%	3.5%

Other operating income and expenses	1,034	332	460	600	1,152	211%	178%

Operating profit	74,809	58,644	54,126	52,483	47,248	28%	15%
Operating margin	42.3%	41.7%	42.6%	43.0%	42.2%

Financial items (net)	(5,747)	436	(996)	(3,930)	367	N/A	N/A

Profit before income taxes	69,062	59,080	53,130	48,553	47,615	17%	N/A

Income taxes	(13,537)	(11,323)	(10,992)	(9,602)	(8,987)	20%	N/A
Effective tax rate	19.6%	19.2%	20.7%	19.8%	18.9%

Net profit	55,525	47,757	42,138	38,951	38,628	16%	N/A
Net profit margin	31.4%	33.9%	33.2%	31.9%	34.5%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	7,362	6,025	5,753	5,661	3,925	22%	N/A
Capital expenditure (PP&E)	12,146	6,335	5,825	8,932	9,636	92%	N/A
Net cash generated from operating activities	78,887	55,000	51,951	46,782	44,616	43%	N/A
Free cash flow	57,362	29,319	28,565	34,451	32,536	96%	N/A

Total assets	241,257	194,508	144,922	125,612	110,769	24%	N/A
Equity	83,486	70,746	63,325	57,593	51,839	18%	N/A
Equity ratio	34.6%	36.4%	43.7%	45.8%	46.8%

Diluted earnings per share / ADR (in DKK)	24.44	20.74	18.01	16.38	15.93	18%	N/A
Total dividend per share 1)	12.40	10.40	9.10	8.35	8.15	19%	N/A

Payout ratio 2)	50.3%	49.6%	50.0%	50.5%	50.6%

1) Total dividend for the financial year 2022 including proposed final dividend of DKK 8.15 per share and interim dividend paid in August 2022 of DKK 4.25 per share.
2) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have approved the Annual Report 2022 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this unaudited financial statement containing condensed financial information for 2022. This financial statement is prepared in accordance with the recognition and measurement requirements of the International
Financial Reporting Standards (IFRS) as issued by IASB and IFRS as endorsed by the EU.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 4 of 33
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 26% measured in Danish kroner and by 16% at CER in 2022, driven by Diabetes care sales growth of 14% (CER) and Obesity care sales growth of 84% (CER). Rare disease sales growth of 1% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Sales split per therapy	Sales 2022 DKK million	Sales 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	11,299	4,838	134%	114%	24%
Ozempic®	59,750	33,705	77%	61%	90%
Victoza®	12,322	15,054	(18%)	(24%)	(16%)

Total GLP-1	83,371	53,597	56%	42%	98%

Long-acting insulin	16,741	18,064	(7%)	(13%)	(10%)
- Tresiba®	9,353	9,729	(4%)	(10%)	(4%)
- Xultophy®	2,809	2,657	6%	3%	0%
- Levemir®	4,579	5,678	(19%)	(25%)	(6%)

Premix insulin	10,562	11,203	(6%)	(10%)	(5%)
- Ryzodeg®	2,889	1,711	69%	62%	4%
- NovoMix®	7,673	9,492	(19%)	(23%)	(9%)

Fast-acting insulin	17,463	17,687	(1%)	(7%)	(6%)
- Fiasp®	2,003	1,748	15%	9%	1%
- NovoRapid®	15,460	15,939	(3%)	(9%)	(7%)

Human insulin	8,186	9,052	(10%)	(16%)	(6%)

Total insulin	52,952	56,006	(5%)	(11%)	(27%)

Other Diabetes care[1]	3,225	3,594	(10%)	(15%)	(2%)

Total Diabetes care	139,548	113,197	23%	14%	69%

Wegovy®	6,188	1,386	346%	297%	18%
Saxenda®	10,676	7,014	52%	42%	12%

Total Obesity care	16,864	8,400	101%	84%	30%

Diabetes and Obesity care total	156,412	121,597	29%	19%	99%

Rare disease segment
Rare blood disorders[2]	11,706	10,217	15%	7%	3%
- Haemophilia A	2,338	2,112	11%	6%	1%
- Haemophilia B	759	637	19%	16%	0%
- NovoSeven®	8,308	7,221	15%	6%	2%
Rare endocrine disorders[3]	7,138	7,303	(2%)	(6%)	(2%)
Other Rare disease[4]	1,698	1,683	1%	(3%)	0%

Rare disease total	20,542	19,203	7%	1%	1%

Total sales	176,954	140,800	26%	16%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 5 of 33
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 23% measured in Danish kroner and by 14% at CER to DKK 139,548 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 30.1% to 31.9% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2021 and November 2022 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2022 DKK million	Growth at CER
	2022	2021

Global	31.9%	30.1%	139,548	14%
International Operations	26.3%	24.9%	67,384	10%
- EMEA *	29.0%	28.7%	33,790	13%
- Region China **	32.2%	33.2%	15,220	(9%)
- Rest of World ***	19.6%	15.5%	18,374	26%
North America Operations	33.5%	31.9%	72,164	18%
- The US	33.3%	31.9%	66,881	16%

Source: IQVIA, November 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 56% measured in Danish kroner and by 42% at CER to DKK 83,371 million. The GLP-1 segment’s value share of the total diabetes market has increased to 33.5% compared with 26.5% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.9% value market share, an increase of 2.2 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	November	November	Sales 2022 DKK million	Growth at CER
	2022	2021

Global	54.9%	52.7%	83,371	42%
International Operations	64.0%	58.8%	26,196	57%
- EMEA *	60.5%	58.3%	14,855	43%
- Region China **	64.4%	73.1%	3,737	88%
- Rest of World ***	73.2%	56.9%	7,604	78%
North America Operations	53.6%	51.8%	57,175	36%
- The US	52.7%	51.0%	53,167	33%

Source: IQVIA, November 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 134% measured in Danish kroner and by 114% at CER to DKK 11,299 million. Sales growth was driven by North America Operations as well as Rest of World and EMEA. Rybelsus® has been launched in 43 countries.

Ozempic® sales increased by 77% measured in Danish kroner and by 61% at CER to DKK 59,750 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has been launched in 75 countries. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 6 of 33
Victoza® sales decreased by 18% measured in Danish kroner and by 24% at CER to DKK 12,322 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by both North America Operations and International Operations.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 63% measured in Danish kroner and by 57% at CER. Sales growth is driven by all geographical areas. The GLP-1 segment’s value share of the total diabetes market has increased to 17.6% from 13.5% 12 months ago. Novo Nordisk is the market leader with a value market share of 64.0%.

EMEA
Sales in EMEA increased by 46% measured in Danish kroner and by 43% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has been launched in 32 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 60.5%.

Region China
Sales in Region China increased by 102% measured in Danish kroner and by 88% at CER. The sales growth reflects the uptake of Ozempic®, partially offset by lower sales of Victoza®. As of 1 January 2022, Ozempic® has been included on the National Drug Reimbursement List in China. The GLP-1 segment’s value share of the total diabetes market in Region China has increased to 11.6% from 5.8% 12 months ago.

Rest of World
Sales in Rest of World increased by 88% measured in Danish kroner and by 78% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus® following the launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 73.2%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 53% measured in Danish kroner and by 36% at CER. Novo Nordisk is the market leader with a 53.6% value market share compared to 51.8% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 38.2% compared to 31.0% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 50% in the fourth quarter of 2022 compared to the fourth quarter of 2021 as well as market share gains for Ozempic® and Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 50.1% driven by Ozempic® with 37.1% and Rybelsus® with 9.4%. Novo Nordisk is the market leader with 50.3% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 33% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 7 of 33
Insulin
Sales of insulin decreased by 5% measured in Danish kroner and by 11% at CER to DKK 52,952 million. Sales decline at CER was driven by declining sales in the US, Region China and EMEA.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2022 DKK million	Growth at CER
	2022	2021

Global	46.7%	47.1%	52,952	(11%)
International Operations	49.6%	50.2%	38,760	(7%)
- EMEA *	47.4%	47.5%	18,218	(3%)
- Region China **	48.5%	50.7%	10,302	(22%)
- Rest of World ***	57.1%	57.3%	10,240	5%
North America Operations	38.4%	38.6%	14,192	(21%)
- The US	38.0%	38.2%	13,054	(22%)

Source: IQVIA, November 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations decreased by 3% measured in Danish kroner and by 7% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to implementation of Volume Based Procurement as well as lower sales in EMEA.

EMEA
Sales of insulin in EMEA remained unchanged in Danish kroner and decreased by 3% at CER. The sales decline at CER was mainly driven by NovoMix®, human insulin, NovoRapid® and Levemir®, partially countered by Tresiba®, Fiasp® and Ryzodeg®. Novo Nordisk has a volume market share of 47.6% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 16% measured in Danish kroner and by 22% at CER. The sales decline was driven by NovoMix®, human insulin, Levemir®, NovoRapid® and Tresiba® due to the implementation of Volume Based Procurement from May 2022. The sales decline was partially countered by Ryzodeg® and Xulthopy®. Novo Nordisk has a volume market share of 48.5% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 8% measured in Danish kroner and by 5% at CER. The sales growth at CER was driven by all insulin products except for human insulin, NovoMix® and Levemir®. Novo Nordisk has a volume market share of 57.1% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 12% measured in Danish kroner and by 21% at CER. The sales decrease in the US was driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume with the US insulin volume market declining 3% compared to 2021. Novo Nordisk has a volume market share of 38.0% of the total US insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 8 of 33
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy®, increased by 101% measured in Danish kroner and by 84% at CER to DKK 16,864 million. Sales growth was driven by both North America Operations and International Operations. Saxenda® has now been launched in 71 countries, and Wegovy® has been launched in the US, Denmark and Norway. The volume growth of the global branded obesity market was 53%.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 2022 DKK million	Growth at CER

Global	16,864	84%
International Operations	5,886	82%
- EMEA	3,615	96%
- Region China	133	105%
- Rest of World	2,138	61%
North America Operations	10,978	85%
- The US	10,502	90%

Sales of Saxenda® increased by 52% measured in Danish kroner and by 42% at CER to DKK 10,676 million. Wegovy® sales increased by 346% measured in Danish kroner and by 297% at CER to DKK 6,188 million. Sales were impacted by supply chain pipeline filling in the US in December 2022.

International Operations
Sales of Saxenda® in International Operations increased by 87% measured in Danish kroner and by 80% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 63.8% in the branded obesity prescription drug market. Wegovy® has been launched in two countries in International Operations.

EMEA
Sales of Saxenda® in EMEA increased by 97% measured in Danish kroner and by 93% at CER. Novo Nordisk currently has a value market share of 82.4% in the branded obesity prescription drug market. Wegovy® was launched in Denmark in December 2022.

Rest of World
Sales of Saxenda® in Rest of World increased by 71% measured in Danish kroner and by 61% at CER. Saxenda® has been launched in 22 countries in Rest of World. Novo Nordisk currently has a value market share of 50.3% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 108% measured in Danish kroner and by 85% at CER. Sales were impacted by supply chain pipeline filling in the US in December 2022. Novo Nordisk now has a value market share of 94.0% in the branded anti-obesity prescription drug market in North America. Wegovy® was first made available to patients in June 2021 and broad commercial formulary access has been achieved.

In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the US market temporarily stopped deliveries and manufacturing, following issues with current Good Manufacturing Practices. All Wegovy® dose strengths were made available again in the US in December 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 9 of 33
Rare disease
Rare disease, sales development
Sales of Rare disease products increased by 7% measured in Danish kroner and by 1% at CER to DKK 20,542 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 2022 DKK million	Growth at CER

Global	20,542	1%
International Operations	12,577	5%
- EMEA	6,831	(1%)
- Region China	856	101%
- Rest of World	4,890	5%
North America Operations	7,965	(5%)
- The US	7,273	(6%)

Rare blood disorders
Sales of Rare blood disorder products increased by 15% measured in Danish kroner and by 7% at CER to DKK 11,706 million. The increasing sales were driven by NovoSeven® as well as the launch products Esperoct® and Refixia®.

Sales of haemophilia A products increased by 11% measured in Danish kroner and by 6% at CER to DKK 2,338 million. The sales increase was driven by International Operations and North America Operations. Esperoct® has now been launched in 29 countries.

Sales of haemophilia B products increased by 19% measured in Danish kroner and by 16% at CER to DKK 759 million. The sales increase was driven by International Operations, partially countered by North America Operations. Refixia® has been launched in 27 countries.
Sales of NovoSeven® increased by 15% measured in Danish kroner and by 6% at CER to DKK 8,308 million. The sales development was driven by increasing sales in International Operations.

Rare endocrine disorders
Sales of Rare endocrine disorder products decreased by 2% measured in Danish kroner and by 6% at CER to DKK 7,138 million. The sales decline was driven by North America Operations' sales decreasing by 18% at CER and by International Operations' sales decreasing by 1% at CER. The sales decline was driven by lower realised prices in the US as well as supply constraints in the fourth quarter of 2022. Novo Nordisk continues to be the leading company in the global human growth disorder market with a value market share of 35.1%.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 10 of 33
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 26% measured in Danish kroner and by 16% at CER to DKK 176,954 million in 2022. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales in International Operations increased by 17% measured in Danish kroner and by 13% at CER. Sales in North America Operations increased by 35% measured in Danish kroner and by 21% at CER. Compared to the strategic aspiration of transforming 70% of sales in the US by 2022, 73% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	85,847	17%	13%	40%
- EMEA	44,236	17%	15%	24%
- Region China	16,209	1%	(6%)	(4%)
- Rest of World	25,402	28%	24%	20%
North America Operations	91,107	35%	21%	60%
- The US	84,656	34%	19%	53%

Total sales	176,954	26%	16%	100%

International Operations
Sales in International Operations increased by 17% measured in Danish kroner and by 13% at CER. Sales growth was driven by most therapy areas with GLP-1 sales growing by 57% at CER, Obesity care sales growing by 82% at CER and Rare disease sales growing by 5% at CER, partially countered by insulin sales decreasing by 7%.

EMEA
Sales in EMEA increased by 17% measured in Danish kroner and by 15% at CER. Sales growth was driven by Diabetes care growing by 13% at CER driven by increased GLP-1 sales, partially countered by decreased insulin sales. Obesity care sales increased by 96% at CER and Rare disease sales decreased by 1% at CER.

Region China
Sales in Region China increased by 1% measured in Danish kroner and decreased by 6% at CER. The sales decline at CER was driven by insulin sales declining by 22% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. GLP-1 sales were growing by 88% at CER and Other diabetes care sales decreased by 24% at CER. Rare disease sales increased by 101% at CER reflecting timing of shipments.

Rest of World
Sales in Rest of World increased by 28% measured in Danish kroner and by 24% at CER. Sales growth was driven by Diabetes care growing by 26% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 61% at CER and Rare disease growing by 5% at CER.

North America Operations
Sales in North America Operations increased by 35% measured in Danish kroner and by 21% at CER. The sales increase reflects GLP-1 diabetes sales growing by 36% at CER and Obesity care sales growing by 85% at CER. This was partially offset by insulin sales decreasing by 21% at CER driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume. Rare disease sales decreased by 5% at CER.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 11 of 33
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 20% measured in Danish kroner and by 15% at CER to DKK 28,448 million, resulting in a gross margin of 83.9% measured in Danish kroner compared with 83.2% in 2021. The increase in gross margin reflects a positive product mix, driven by increased GLP-1 sales, a positive currency impact and productivity improvements. This is partially countered by lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 25% measured in Danish kroner and by 16% at CER to DKK 46,217 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to promotional activities for Ozempic® and Rybelsus® as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Ozempic® and market development activities for Obesity care. The increase is also reflecting higher distribution costs.

Research and development costs increased by 35% measured in Danish kroner and by 29% at CER to DKK 24,047 million reflecting increased late-stage clinical trial activity compared to 2022. Increased activities within Other serious chronic diseases and GLP-1 are driving the cost increase as well as the operating costs and amortisations related to Dicerna Pharmaceuticals Inc. which was acquired in the fourth quarter of 2021. The cost increase also reflects inflationary impacts on the cost base.

Administration costs increased by 10% measured in Danish kroner and by 6% at CER to DKK 4,467 million.

Other operating income and expenses (net) was DKK 1,034 million compared with DKK 332 million in 2021, driven by income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 28% measured in Danish kroner and by 15% at CER to DKK 74,809 million. Operating profit growth was negatively impacted by around 2 percentage points from the acquisition of Dicerna Pharmaceuticals Inc. in 2021.

Financial items (net) showed a net loss of DKK 5,747 million compared with a net gain of DKK 436 million in 2021.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 4,651 million compared with a net gain of DKK 344 million in 2021. This primarily reflects losses on hedged currencies, primarily the US dollar.

As per the end of December 2022, a positive market value of financial contracts of approximately DKK 1.0 billion has been deferred for recognition in 2023.

The effective tax rate was 19.6% in 2022 compared with an effective tax rate of 19.2% in 2021, mainly reflecting non-recurring impacts from acquisitions.

Net profit increased by 16% to DKK 55,525 million and diluted earnings per share increased by 18% to DKK 24.44.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 12 of 33
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2022
Sales in the fourth quarter of 2022 increased by 25% measured in Danish kroner and by 18% at CER compared to the same period in 2021. Operating profit increased by 25% measured in Danish kroner and by 17% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2022.

Sales split per geographical area	Sales Q4 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	21,432	18%	17%	45%
- EMEA	11,514	22%	20%	28%
- Region China	3,364	(9%)	(9%)	(5%)
- Rest of World	6,554	29%	30%	22%
North America Operations	26,660	33%	19%	55%
- The US	24,768	31%	17%	47%

Total sales	48,092	25%	18%	100%

The increased global sales of 18% at CER were driven by Diabetes and Obesity care sales as GLP-1 diabetes sales increased by 37% at CER, Obesity care sales increased by 105% at CER, partially offset by insulin sales decreasing by 12% at CER and Rare disease sales decreasing by 2% at CER.

International Operations
Sales in International Operations increased by 18% measured in Danish kroner and by 17% at CER. Sales growth was driven by Region EMEA and Rest of World, partially offset by Region China due to implementation of Volume Based Procurement for insulin.

Sales growth was driven by Diabetes and Obesity care growing by 19% at CER driven by GLP-1 diabetes sales growing by 60% at CER and Obesity care increasing by 109% at CER, partially countered by insulin sales decreasing by 7% at CER driven by the implementation of Volume Based Procurement for insulin in China. Rare disease sales increased by 5% at CER.

North America Operations
Sales in North America Operations increased by 33% measured in Danish kroner and by 19% at CER. Sales growth was driven by GLP-1 growing by 28% at CER and Obesity care sales increasing by 103% at CER positively impacted by Wegovy® supply chain pipeline filling in December 2022. GLP-1 sales were negatively impacted by periodic supply constraints. Insulin sales decreased by 24% at CER driven by lower realised prices. Rare disease sales decreased by 11% at CER reflecting supply constraints for Norditropin®.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 13 of 33

PROFIT AND LOSS	Q4 2022	Q4 2021	% change Q4 2022 to Q4 2021	% change Q4 2022 to Q4 2021 at CER

Net sales	48,092	38,333	25%	18%

Gross profit	39,830	32,092	24%	17%
Gross margin	82.8%	83.7%

Sales and distribution costs	(13,743)	(11,632)	18%	11%
Percentage of sales	28.6%	30.3%

Research and development costs	(8,085)	(5,632)	44%	37%
Percentage of sales	16.8%	14.7%

Administrative costs	(1,348)	(1,190)	13%	8%
Percentage of sales	2.8%	3.1%

Other operating income and expenses	433	(4)	N/A	N/A

Operating profit	17,087	13,634	25%	17%
Operating margin	35.5%	35.6%

Financial items (net)	(771)	(521)	48%	N/A

Profit before income taxes	16,316	13,113	24%	N/A

Income taxes	(2,724)	(2,221)	23%	N/A
Effective tax rate	16.7%	16.9%

Net profit	13,592	10,892	25%	N/A
Net profit margin	28.3%	28.4%

Costs and operating profit
The gross margin was 82.8% in the fourth quarter of 2022 compared with 83.7% in 2021. The 0.9 percentage point gross margin decrease reflects a positive product mix countered by lower realised prices in the US and Region China and a negative currency impact of 0.5 percentage points.

Sales and distribution costs increased by 18% measured in Danish kroner and by 11% at CER compared with 2021. The increase was driven by both International Operations and North America Operations reflecting promotional activities related to Ozempic® and Rybelsus® as well as Obesity care market development activities. The cost increase is reflecting phasing of spend in 2021 due to COVID-19 and higher distribution costs.
Research and development costs increased by 44% measured in Danish kroner and by 37% at CER compared with 2021 driven by increased late-stage clinical trial activities and the operating costs and amortisations related to acquisitions of Dicerna Pharmaceuticals Inc. and Forma Therapeutics Inc. (Forma). Impairments of intangible assets and restructuring costs related to the acquisition of Forma are also impacting costs.
Administrative costs increased by 13% measured in Danish kroner and by 8% at CER compared with the same period in 2021.

Other operating income and expenses showed an income of DKK 433 million in the fourth quarter of 2022 mainly reflecting income from partnerships related to Dicerna Pharmaceuticals Inc.
Operating profit increased by 25% measured in Danish kroner and by 17% at CER compared with the same period in 2021.

Financial items (net) showed a net loss of DKK 771 million compared with a net loss of DKK 521 million in the fourth quarter of 2021 reflecting losses on hedged currencies, primarily the US dollar.

The effective tax rate is 16.7% in the fourth quarter of 2022 compared with an effective tax rate of 16.9% in the fourth quarter of 2021. The tax rate in the fourth quarter of both 2021 and 2022 reflects positive non-recurring impacts from business development activities.

Net profit increased by 25% to DKK 13,592 million and diluted earnings per share increased by 26% to DKK 6.02.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 14 of 33
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN 2022 AND CAPITAL EXPENDITURE
Free cash flow was DKK 57.4 billion compared with DKK 29.3 billion in 2021 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in 2022 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 12.1 billion compared with DKK 6.3 billion in 2021.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 83,486 million at the end of 2022, equivalent to 34.6% of total assets, compared with 36.4% at the end of 2021. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 49.4 billion to shareholders via share buybacks and dividend during 2022.

2022 share repurchase programme
As of 30 January 2023, Novo Nordisk has repurchased 29,984,984 B shares for an amount of DKK 24.0 billion as part of the overall share repurchase programme of up to DKK 24 billion to be executed during a 12-month period beginning 2 February 2022. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. The programme was concluded on 30 January 2023.

As of 30 January 2023, Novo Nordisk and its wholly-owned affiliates owned 31,631,497 of its own B shares, corresponding to 1.4% of the total share capital.

Proposed final dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20
At the Annual General Meeting on 23 March 2023, the Board of Directors will propose a final dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2022 of DKK 12.40 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 4.25 for each Novo Nordisk A and B share of
DKK 0.20, which was paid in August 2022, and the proposed final dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2023. Hence, the total dividend is expected to increase by 19.2%
compared with the 2021 dividend of DKK 10.40 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2022 corresponds to a payout ratio of 50.3%, which is similar to the payout ratio for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2021. No dividend will be paid on the company’s holding of own B shares.

2023 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 28 billion to be executed during the coming 12 months. The total programme may be reduced in size, in case of significant business development transactions.

As part of the up to DKK 28 billion 2023 share repurchase programme, Novo Nordisk A/S will initiate a new share repurchase programme for an amount of up to DKK 5.6 billion in accordance with Article 5 of Regulation No
596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated
Regulation (EU) 2016/1052 of 8 March 2016 (the 'Safe Harbour Rules'). For that purpose, Novo Nordisk A/S has appointed Nordea Danmark, Filial af Nordea Bank Abp, Finland (Nordea), as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 1 February 2023, and ending on 2 May 2023.

A maximum of 180,000,000 B shares in total can be bought during the trading period. The number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 15 of 33
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk
Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2023, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.1% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo
Nordisk share capital around 28%.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 16 of 33
OUTLOOK
The current expectations for 2023 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 1 February 2023

Sales growth
at CER	13% to 19%
as reported	Around 4 percentage points lower than at CER

Operating profit growth
at CER	13% to 19%
as reported	Around 5 percentage points lower than at CER

Financial items (net)	Gain of around DKK 2.4 billion

Effective tax rate	19% to 21%

Capital expenditure (PP&E)	Around DKK 25 billion

Depreciation, amortisation and impairment losses	Around DKK 8 billion

Free cash flow (excluding impact from business development)	DKK 60-68 billion

Sales growth is expected to be 13% to 19% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is expected to be around 4 percentage points lower than at CER.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Diabetes and Obesity care, partially countered by declining sales in Rare disease due to supply constraints. Intensifying competition and continued pricing pressure within Diabetes care are included in the guidance.

The guidance ranges reflect the level of volume growth of GLP-1-based diabetes treatments and the inherent uncertainty of the pace of Obesity care market expansion following the relaunch of Wegovy® in the US and an expected gradual roll-out in International Operations.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. The supply capacity is gradually being expanded.

Operating profit growth is expected to be 13% to 19% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 5 percentage points lower than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to the relaunch of Wegovy® in the US, Obesity care market development activities in International Operations as well as promotional activities for Ozempic® and Rybelsus®. Finally, the guidance also reflects inflationary impacts on the cost base.

Novo Nordisk expects financial items (net) to amount to a gain of around DKK 2.4 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2023 is expected to be in the range of 19-21%.

Capital expenditure is expected to be around DKK 25 billion in 2023 reflecting the innovation-based growth strategy pursued by Novo Nordisk. The CAPEX increase is primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. In the coming years, the capital expenditure to sales ratio is expected to be low double digit.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 17 of 33
Depreciation, amortisation and impairment losses are expected to be around DKK 8 billion.

The free cash flow is expected to be DKK 60-68 billion reflecting the sales growth and the investments in capital expenditure as well as a favourable impact from rebates in the US.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2023, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions and significant impairments of intangible assets during 2023. Finally, the potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

FX (average rates)	Q4 2022	Q4 2021	% change	2022	2021	% change	Spot rate 26 January 2023

USD	730	651	12%	708	629	13%	683
CNY	103	102	1%	105	97	8%	101
JPY	5.16	5.72	(10%)	5.40	5.73	(6%)	5.26
CAD	537	516	4%	543	502	8%	511
GBP	855	877	(3%)	873	865	1%	846

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 3,180 million	12
CNY[2]	DKK 500 million	1
CAD	DKK 320 million	9
JPY	DKK 240 million	12
GBP	DKK 160 million	10

1) As of 26 January 2023.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 18 of 33
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Results from extension phases of ONWARDS 1 and 6 phase 3 trials with insulin icodec

In December 2022, Novo Nordisk successfully completed the extension phases of ONWARDS 1 and 6. The primary endpoints of the trials were reported in June 2022 based on week 52 and 26 data, respectively. The primary objective of the extension phases in both trials was to evaluate long-term safety and provide long term exposure data.

ONWARDS 1 was a phase 3a, 52-week efficacy and safety treat-to-target trial, with a 26-week safety extension phase, investigating once-weekly insulin icodec vs insulin glargine U100 (insulin glargine), both in combination with non-insulin anti-diabetic treatment, in 984 insulin-naïve people with type 2 diabetes. In the trial, once-weekly insulin icodec appeared to have a safe and well-tolerated profile. In the trial, rates of severe or clinically significant hypoglycaemia (blood glucose below 3 mmol/L) remained stable throughout the trial with 0.30 events per patient-year exposed to once-weekly insulin icodec and 0.16 events per patient-year exposed to insulin glargine. The difference was statistically significant at week 78. From an overall baseline HbA1c of 8.5% once-weekly insulin icodec achieved an estimated reduction in HbA1c of -1.55% compared to -1.44% for insulin glargine (estimated treatment difference: -0.11%) at week 78. The treatment difference was not statistically significant at week 78. Statistically significantly longer time in range (TIR) was achieved for once-weekly insulin icodec compared to insulin glargine and significantly more patients reach target HbA1c (<7%) without severe or clinically significant hypoglycaemia with insulin icodec compared to insulin glargine (54.5% compared 46.4%).

ONWARDS 6 was a phase 3a, 26-week efficacy and safety treat-to-target trial, with a 26-week extension phase, investigating once-weekly insulin icodec vs insulin degludec, both in combination with three daily mealtime insulin injections, in 582 people with type 1 diabetes. In the trial, once-weekly insulin icodec appeared to have a safe and well-tolerated profile. In the trial, there was a statistically significant difference in rates of severe or clinically significant hypoglycaemia (blood glucose below 3 mmol/L) with 17.00 events per patient-year exposed to once-weekly insulin icodec and 9.16 events per patient-year exposed to insulin degludec. From an overall baseline HbA1c of 7.6%, once-weekly insulin icodec achieved an estimated reduction in HbA1c of -0.37% compared to -0.54% for insulin degludec (estimated treatment difference: 0.17%) at week 52. The treatment difference was statistically significant .

Phase 1 formulation guidance trial with insulin 119 successfully completed
In November 2022, Novo Nordisk successfully completed a phase 1 formulation guidance trial with insulin 119, an insulin specifically intended for pump usage. The trial investigated pharmacokinetics of different doses of insulin 119 compared to Fiasp® when administrated in a pump. Novo Nordisk is now planning further clinical activities for insulin 119.

Obesity care
Phase 3b trials initiated with higher doses of Wegovy®
In January 2023, Novo Nordisk initiated two phase 3b weight management trials with higher doses of semaglutide than the currently approved Wegovy® dose of 2.4 mg. STEP UP is a 72-week trial investigating efficacy and tolerability of 7.2 mg once-weekly subcutaneous semaglutide compared to placebo in people with obesity. STEP UP Type 2 diabetes is a 72-week trial investigating efficacy and tolerability of 7.2 mg once-weekly subcutaneous semaglutide compared to placebo and Wegovy® in people with obesity and type 2 diabetes.

Rare disease
Concizumab submitted for regulatory approval in the EU for the treatment of haemophilia A and B with inhibitors
In January 2023, Novo Nordisk submitted concizumab for regulatory approval to European Medicines Agency (EMA) for the treatment of haemophilia A and B with inhibitors. The submission was based on the results from the explorer7 phase 3 trial comparing the efficacy and safety of concizumab prophylaxis (PPX) to no prophylaxis treatment.

Other serious chronic diseases
Phase 1 trial initiated with NNC0582-0001 (LXRα) in non-alcoholic steatohepatitis (NASH)
In December 2022, Novo Nordisk initiated a phase 1 trial with NNC0582-0001, a liver-targeted siRNA compound in development for NASH. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of

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Financial report for the period 1 January 2022 to 31 December 2022	Page 19 of 33
NNC0582-0001 in around 48 people. NNC0582-0001 is the first siRNA-based drug candidate discovered and developed at Novo Nordisk to enter clinical development. The trial is expected to complete in 2025.

Phase 1 trial initiated with NNC0581-0001 (MARC1) in NASH
In December 2022, Novo Nordisk initiated a phase 1 trial with NNC0581-0001, a liver-targeted siRNA compound in development for NASH. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of NNC0581-0001 in around 32 people. The trial is expected to complete in 2025.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 20 of 33
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	2022	2021	2019 (pre-COVID)	% change 2022 to 2021	% change 2022 to 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	218	174	306	25%	(29%)
- Scope 1 emissions[1]	76	77	86	(1%)	(12%)
- Scope 2 emissions[2]	16	16	75	0%	(79%)
- Partial scope 3 emissions[3]	126	81	145	56%	(13%)

1. Scope 1: Direct emissions from owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heating and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution

Emissions
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero.

CO2 emissions from operations and transportation decreased by 29% compared to 2019. In 2022, CO2 emissions from operations and transportation increased by 25% compared to 2021, mainly reflecting COVID-19 impact on activities in 2021 and increased production volumes. Scope 1 CO2 emissions decreased by 1% due to an increase in the usage of renewable energy sources, whereas Scope 2 CO2 emissions remained at the same level as in 2021. Scope 3 CO2 emissions from product distribution and business flights increased by 56% due to increased business travel and product distribution done by airfreight.

In the Annual Report 2022, full scope 3 emissions for 2022 are reported.

Social

SOCIAL PERFORMANCE	2022	2021	% change 2022 to 2021

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	36.3	34.6	5%
Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	41,033	31,846	29%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	56:44	57:43	N/A
Gender in senior leadership positions[3] (ratio men:women)	61:39	64:36	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Under the social responsibility strategy ‘Defeat Diabetes’, Novo Nordisk continues to take action on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 36.3 million at the end of 2022. This represents a net increase of 1.7 million patients compared to the end of 2021.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of 2022, more than 41,000 children were reached, an increase of 29% compared to 2021.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 21 of 33
In 2022, 44% of all leaders were women, and 39% of leaders in senior leadership positions were women compared to 43% and 36%, respectively, by the end of 2021.

The number of full-time employees at the end of 2022 increased by 14% compared to 12 months ago. The total number of full-time employees was 54,393. The increase is driven by Product Supply, International Operations and R&D.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and currently, Novo Nordisk medicines are available in more than 90% of Ukraine. Novo Nordisk collaborates with humanitarian organisations to make medicines available in the residual areas. Moreover, Novo Nordisk has donated diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations, Novo Nordisk continues to monitor the situation to be able to provide further support. In neighbouring countries hosting refugees from Ukraine, Novo Nordisk has provided donations to ensure access to insulin for people who have been forced to flee.

In Russia, Novo Nordisk has suspended marketing investments and changed focus from launching new medications and clinical investment to securing supply of insulin to ensure that the more than 700,000 patients can continue their treatment with essential medication.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2022.

For further information about Novo Nordisk's performance and strategies within Purpose and Sustainability, please see the
Annual Report 2022.

CORPORATE GOVERNANCE
Long-term incentive programme 2023
The Board of Directors has established a long-term incentive programme for 2023 covering Executive Management and - in line with previous years - a number of mid to senior managers (in total approximately 1,800 employees) with a three-year performance period (2023-2025). The measures are linked to the Strategic Aspirations 2025. Within Purpose & Sustainability, measures are mainly linked to environmental, social and governance activities and within Innovation & Therapeutic Focus, the measures include key R&D activities. For Commercial Execution, the measure is sales growth and for Financials, the measure is operating profit growth. Around 540,000 Novo Nordisk B shares may be allocated at target (at maximum target achievement the number of shares is around 1.4 million), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (1 February to 15 February 2023) following the release of the annual report for 2022. It is currently estimated that the value at target is approximately DKK 500 million.

Restricted stock units to employees (Anniversary programme)
To appreciate the efforts of the employees during the latest years and in light of Novo Nordisk’s 100 years’ anniversary, all employees will be offered 37 restricted stock units. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge in August 2026 subject to continued employment. Around 2 million Novo Nordisk B shares may be allocated. The DKK 1,300 million cost of the programme will be amortised over the period 2023-2026 at an annual amount of around DKK 400 million.

Remuneration Report 2022
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2022 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report is available at novonordisk.com

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 22 of 33
LEGAL MATTERS
Abbreviated New Drug Applications for Wegovy® with the US Food and Drug Administration (FDA)
In December 2022, Mylan Pharmaceuticals Inc. notified Novo Nordisk, that they have filed an Abbreviated New Drug Application (ANDA) for semaglutide, the active pharmaceutical molecule in Wegovy® with the US FDA. Accordingly, this ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of Wegovy® before the expiration of some or all of the patents currently listed for Wegovy® in the Orange Book, including the drug substance patent expiring June 2032 (expiration date includes paediatric exclusivity). Novo Nordisk is fully prepared to enforce its patents including through litigation. Novo Nordisk does not expect this matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Update regarding lawsuits relating to the pricing of diabetes medicines
Novo Nordisk is currently defending fourteen lawsuits, including three putative class actions, relating to the pricing of diabetes medicines. Four of these cases are pending in New Jersey federal court; four are pending in federal courts in Mississippi, Arkansas, Montana and New York and the remaining six are pending in state courts in Kansas, Illinois, Kentucky, California, Missouri and Puerto Rico. All pending matters also name as defendants Eli Lilly and Company and Sanofi, while certain matters also name Pharmacy Benefit Managers (PBMs) and related entities. Plaintiffs generally allege that the manufacturers and PBMs colluded to artificially inflate list prices paid by consumers for diabetes products, while offering reduced prices to PBMs through rebates used to secure formulary access. Novo Nordisk does not expect the lawsuits to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Litigations related to the 340B Drug Pricing Programme in the US
In January 2021, Novo Nordisk made changes to its policy in the US related to facilitating delivery of its discounted medicines to commercial pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk is currently engaged in litigation against the government seeking a declaration that its 340B policy is consistent with relevant US laws. On 30 January 2023, the U.S. Court of Appeals for the Third Circuit issued a ruling holding that Novo Nordisk’s drug distribution policy meets the requirements of the 340B statute. This ruling, as well as other expected rulings in related matters pending before the U.S. Courts of Appeals for the Seventh and DC Circuits, may be subject to further discretionary appellate review before the US Supreme Court. Depending on the outcome of any subsequent appeals in this and related matters, there may be a material impact on Novo Nordisk’s financial position, net sales and cash flow.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 23 of 33
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have approved the Annual Report 2022 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial statement containing condensed financial information for 2022.

The consolidated financial statements in the Annual Report 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2022, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2022 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2022 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 1 February 2023

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Jeppe Christiansen

Elisabeth Dahl Christensen	Laurence Debroux	Andreas Fibig

Sylvie Grégoire	Liselotte Hyveled	Mette Bøjer Jensen

Kasim Kutay	Christina Law	Martin Mackay

Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 24 of 33
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Financial calendar
23 March 2023	Annual General Meeting
4 May 2023	Financial statement for the first three months of 2023
10 August 2023	Financial statement for the first six months of 2023
2 November 2023	Financial statement for the first nine months of 2023

Contacts for further information
Media:
Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2022 and Form 20-F both filed with the SEC in February 2023 in continuation of the publication of the Annual Report 2022, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2022.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 25 of 33
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2022				2021				Q4 2022 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2021

Net sales	48,092	45,566	41,265	42,031	38,333	35,622	33,041	33,804	25%

Gross profit	39,830	38,366	35,196	35,114	32,092	29,563	27,494	27,993	24%
Gross margin	82.8%	84.2%	85.3%	83.5%	83.7%	83.0%	83.2%	82.8%

Sales and distribution costs	(13,743)	(11,451)	(10,840)	(10,183)	(11,632)	(9,119)	(8,001)	(8,256)	18%
Percentage of sales	28.6%	25.1%	26.3%	24.2%	30.3%	25.6%	24.2%	24.4%
Research and development costs	(8,085)	(5,633)	(5,123)	(5,206)	(5,632)	(4,252)	(3,944)	(3,944)	44%
Percentage of sales	16.8%	12.4%	12.4%	12.4%	14.7%	11.9%	11.9%	11.7%
Administrative costs	(1,348)	(1,158)	(991)	(970)	(1,190)	(1,024)	(904)	(932)	13%
Percentage of sales	2.8%	2.5%	2.4%	2.3%	3.1%	2.9%	2.7%	2.8%
Other operating income and expenses	433	60	149	392	(4)	81	134	121	N/A

Operating profit	17,087	20,184	18,391	19,147	13,634	15,249	14,779	14,982	25%
Operating margin	35.5%	44.3%	44.6%	45.6%	35.6%	42.8%	44.7%	44.3%

Financial income	(3,200)	1,573	1,656	210	254	790	90	1,753	N/A
Financial expenses	2,429	(3,725)	(3,252)	(1,438)	(775)	(927)	48	(797)	N/A
Financial items (net)	(771)	(2,152)	(1,596)	(1,228)	(521)	(137)	138	956	48%

Profit before income taxes	16,316	18,032	16,795	17,919	13,113	15,112	14,917	15,938	24%

Income taxes	(2,724)	(3,627)	(3,477)	(3,709)	(2,221)	(2,993)	(2,794)	(3,315)	23%

Net profit	13,592	14,405	13,318	14,210	10,892	12,119	12,123	12,623	25%

Depreciation, amortisation and impairment losses	2,035	2,041	1,636	1,650	2,082	1,349	1,217	1,377	(2%)
Capital expenditure (PP&E)	4,961	3,230	2,435	1,520	2,049	1,175	1,709	1,402	142%
Net cash generated from operating activities	7,101	24,239	23,961	23,586	(3,017)	21,507	25,255	11,255	(335%)
Free cash flow	(5,128)	19,765	21,157	21,568	(22,993)	19,616	23,164	9,532	(78%)

Total assets	241,257	242,836	218,928	197,136	194,508	174,084	158,095	141,387	24%
Total equity	83,486	76,680	74,452	66,550	70,746	66,112	65,559	58,496	18%
Equity ratio	34.6%	31.6%	34.0%	33.8%	36.4%	38.0%	41.5%	41.4%

Full-time equivalent employees end of period	54,393	52,696	50,816	49,295	47,792	46,982	45,971	45,157	14%

Basic earnings per share/ADR (in DKK)	6.03	6.37	5.87	6.24	4.77	5.29	5.26	5.47	26%
Diluted earnings per share/ADR (in DKK)	6.02	6.34	5.86	6.22	4.76	5.27	5.26	5.45	26%
Average number of shares outstanding (million)	2,254.0	2,261.6	2,269.2	2,276.4	2,284.0	2,291.9	2,300.8	2,309.6	(1%)
Average number of diluted shares outstanding (million)	2,261.4	2,268.5	2,276.1	2,283.3	2,290.6	2,297.3	2,306.3	2,315.6	(1%)

Sales by business segment:
Total GLP-1	24,352	22,368	19,231	17,420	16,372	13,848	12,077	11,300	49%
Long-acting insulin	3,902	3,939	4,104	4,796	4,677	4,416	4,149	4,822	(17%)
Premix insulin	2,343	2,706	2,501	3,012	2,691	2,844	2,715	2,953	(13%)
Fast-acting insulin	4,471	4,263	3,887	4,842	4,520	4,359	4,252	4,556	(1%)
Human insulin	1,970	2,053	1,851	2,312	2,085	2,391	2,041	2,535	(6%)
Total insulin	12,686	12,961	12,343	14,962	13,973	14,010	13,157	14,866	(9%)
Other Diabetes care	713	798	830	884	816	859	809	1,110	(13%)
Total Diabetes care	37,751	36,127	32,404	33,266	31,161	28,717	26,043	27,276	21%
Wegovy®	2,446	1,157	1,181	1,404	782	519	85	—	213%
Saxenda®	3,042	3,174	2,462	1,998	1,677	1,879	1,907	1,551	81%
Total Obesity care	5,488	4,331	3,643	3,402	2,459	2,398	1,992	1,551	123%
Diabetes and Obesity care total	43,239	40,458	36,047	36,668	33,620	31,115	28,035	28,827	29%

Rare blood disorders	2,881	2,885	2,863	3,077	2,490	2,326	2,723	2,678	16%
Rare endocrine disorders	1,602	1,793	1,923	1,820	1,719	1,805	1,859	1,920	(7%)
Other Rare disease	370	430	432	466	504	376	424	379	(27%)
Rare disease total	4,853	5,108	5,218	5,363	4,713	4,507	5,006	4,977	3%

Sales by geographic segment:
International Operations	21,432	21,812	20,562	22,041	18,216	18,337	18,237	18,747	18%
- EMEA	11,514	10,983	10,915	10,824	9,427	9,170	9,579	9,530	22%
- Region China	3,364	4,438	3,566	4,841	3,710	4,257	3,722	4,330	(9%)
- Rest of World	6,554	6,391	6,081	6,376	5,079	4,910	4,936	4,887	29%
North America Operations	26,660	23,754	20,703	19,990	20,117	17,285	14,804	15,057	33%
- The US	24,768	22,014	19,121	18,753	18,902	16,181	13,754	14,172	31%

Segment operating profit:
Diabetes and Obesity care	16,985	18,158	15,873	16,379	11,861	13,052	12,155	12,470	43%
Rare disease	102	2,026	2,518	2,768	1,773	2,197	2,624	2,512	(94%)

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 26 of 33
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2022	2021

Income statement

Net sales	176,954	140,800
Cost of goods sold	(28,448)	(23,658)

Gross profit	148,506	117,142

Sales and distribution costs	(46,217)	(37,008)
Research and development costs	(24,047)	(17,772)
Administrative costs	(4,467)	(4,050)
Other operating income and expenses	1,034	332

Operating profit	74,809	58,644

Financial income	239	2,887
Financial expenses	(5,986)	(2,451)

Profit before income taxes	69,062	59,080

Income taxes	(13,537)	(11,323)

NET PROFIT	55,525	47,757

Basic earnings per share (DKK)	24.51	20.79
Diluted earnings per share (DKK)	24.44	20.74

Segment Information

Segment sales:
Diabetes and Obesity care	156,412	121,597
Rare disease	20,542	19,203

Segment operating profit:
Diabetes and Obesity care	67,395	49,538
Operating margin	43.1%	40.7%

Rare disease	7,414	9,106
Operating margin	36.1%	47.4%

Total segment operating profit	74,809	58,644

Statement of comprehensive income

Net profit for the year	55,525	47,757

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	615	146

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	2,289	1,624
Cash flow hedges, realisation of previously deferred (gains)/losses	1,740	(1,802)
Cash flow hedges, deferred gains/(losses) incurred during the year	1,026	(1,755)
Other items	(3)	112
Tax on other comprehensive income, net	(889)	1,005

Other comprehensive income for the year	4,778	(670)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	60,303	47,087

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 27 of 33
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2022	2021

Net profit	55,525	47,757

Adjustment for non-cash items:
Income taxes in the Income Statement	13,537	11,323
Depreciation, amortisation and impairment losses	7,362	6,025
Other non-cash items	22,310	13,009
Change in working capital	(5,336)	(8,656)
Interest received	276	241
Interest paid	(272)	(261)
Income taxes paid	(14,515)	(14,438)

Net cash generated from operating activities	78,887	55,000

Purchase of intangible assets	(2,607)	(1,050)
Purchase of property, plant and equipment	(12,146)	(6,335)
Acquisition of businesses	(7,075)	(18,283)
Purchase of other financial assets	(169)	(4)
Purchase of marketable securities	(9,566)	(7,109)
Sale of marketable securities	6,645	1,172
Dividend received from associated company	—	4

Net cash used in investing activities	(24,918)	(31,605)

Purchase of treasury shares	(24,086)	(19,447)
Dividends paid	(25,303)	(21,517)
Proceeds from borrowings	11,215	22,160
Repayment of borrowings	(13,623)	(6,689)

Net cash used in financing activities	(51,797)	(25,493)

NET CASH GENERATED FROM ACTIVITIES	2,172	(2,098)

Cash and cash equivalents at the beginning of the year	10,719	12,226
Exchange gain/(loss) on cash and cash equivalents	(238)	591

Cash and cash equivalents at the end of the year	12,653	10,719

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 28 of 33
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2022	31 Dec 2021

ASSETS

Intangible assets	51,416	43,171
Property, plant and equipment	66,671	55,362
Investments in associated companies	327	525
Deferred income tax assets	13,427	8,672
Other receivables and prepayments	206	267
Other financial assets	1,016	916

TOTAL NON-CURRENT ASSETS	133,063	108,913

Inventories	24,388	19,621
Trade receivables	50,560	40,643
Tax receivables	940	1,119
Other receivables and prepayments	6,005	5,037
Marketable securities	10,921	6,765
Derivative financial instruments	2,727	1,690
Cash at bank	12,653	10,720

TOTAL CURRENT ASSETS	108,194	85,595
TOTAL ASSETS	241,257	194,508

EQUITY AND LIABILITIES

Share capital	456	462
Treasury shares	(6)	(6)
Retained earnings	80,587	72,004
Other reserves	2,449	(1,714)

TOTAL EQUITY	83,486	70,746

Borrowings	24,318	12,961
Deferred income tax liabilities	7,061	5,271
Retirement benefit obligations	762	1,280
Other liabilities	100	360
Provisions	4,590	4,374

Total non-current liabilities	36,831	24,246

Borrowings	1,466	13,684
Trade payables	15,587	8,870
Tax payables	7,091	3,658
Other liabilities	23,606	19,600
Derivative financial instruments	2,903	2,184
Provisions	70,287	51,520

Total current liabilities	120,940	99,516

TOTAL LIABILITIES	157,771	123,762

TOTAL EQUITY AND LIABILITIES	241,257	194,508

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 29 of 33
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2022

Balance at the beginning of the year	462	(6)	72,004	(1,714)	70,746
Net profit for the year			55,525		55,525
Other comprehensive income for the year			615	4,163	4,778

Total comprehensive income for the year			56,140	4,163	60,303

Transactions with owners:
Dividends			(25,303)		(25,303)
Share-based payments			1,539		1,539
Tax related to restricted stock units			287		287
Purchase of treasury shares		(6)	(24,080)		(24,086)
Reduction of the B share capital	(6)	6			—

Balance at the end of the year	456	(6)	80,587	2,449	83,486

At the end of the year proposed final dividends (not yet declared) of DKK 18,337 million (DKK 8.15 per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2021

Balance at the beginning of the year	470	(8)	63,774	(911)	63,325
Net profit for the year			47,757		47,757
Other comprehensive income for the year			146	(816)	(670)

Total comprehensive income for the year			47,903	(816)	47,087

Transfer of cash flow hedge reserve to intangible assets				13	13
Transactions with owners:
Dividends			(21,517)		(21,517)
Share-based payments			1,040		1,040
Tax related to restricted stock units			245		245
Purchase of treasury shares		(6)	(19,441)		(19,447)
Reduction of the B share capital	(8)	8			—

Balance at the end of the year	462	(6)	72,004	(1,714)	70,746

At the end of the year proposed final dividends of DKK 15,690 million (DKK 6.90 per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 30 of 33

APPENDIX 6: SALES SPLIT PER AREA

Q4 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	4,053	1,180	704	25	451	2,873	2,833
% change at CER	105%	403%	—	—	278%	61%	61%
Ozempic®	16,976	4,740	2,871	607	1,262	12,236	11,057
% change at CER	45%	68%	59%	261%	49%	38%	32%
Victoza®	3,323	1,390	619	368	403	1,933	1,879
% change at CER	(20%)	(8%)	(21%)	3%	7%	(27%)	(27%)
Total GLP-1	24,352	7,310	4,194	1,000	2,116	17,042	15,769
% change at CER	37%	60%	55%	89%	60%	28%	24%
Long-acting insulin	3,902	2,686	1,750	307	629	1,216	1,039
% change at CER	(20%)	(4%)	3%	(38%)	8%	(43%)	(48%)
Tresiba®	2,247	1,471	878	204	389	776	628
% change at CER	(21%)	1%	12%	(32%)	6%	(46%)	(52%)
Xultophy®	696	605	429	10	166	91	89
% change at CER	3%	14%	4%	—	42%	(41%)	(41%)
Levemir®	959	610	443	93	74	349	322
% change at CER	(30%)	(26%)	(14%)	(53%)	(28%)	(37%)	(38%)
Premix insulin	2,343	2,168	636	999	533	175	169
% change at CER	(12%)	(9%)	(13%)	(14%)	7%	(39%)	(39%)
Ryzodeg®	730	730	112	326	292	—	—
% change at CER	68%	68%	10%	322%	14%	—	—
NovoMix®	1,613	1,438	524	673	241	175	169
% change at CER	(27%)	(25%)	(17%)	(37%)	2%	(39%)	(39%)
Fast-acting insulin	4,471	2,535	1,582	359	594	1,936	1,845
% change at CER	(5%)	(6%)	(6%)	(29%)	17%	(4%)	(3%)
Fiasp®	505	353	298	—	55	152	141
% change at CER	(2%)	13%	9%	—	44%	(28%)	(30%)
NovoRapid®	3,966	2,182	1,284	359	539	1,784	1,704
% change at CER	(5%)	(8%)	(9%)	(29%)	15%	(1%)	1%
Human insulin	1,970	1,541	471	332	738	429	412
% change at CER	(10%)	(10%)	(10%)	(42%)	22%	(8%)	(7%)
Total insulin	12,686	8,930	4,439	1,997	2,494	3,756	3,465
% change at CER	(12%)	(7%)	(4%)	(27%)	13%	(24%)	(25%)
Other Diabetes care[1]	713	515	181	221	113	198	169
% change at CER	(13%)	(9%)	(3%)	(21%)	9%	(21%)	(20%)
Total Diabetes care	37,751	16,755	8,814	3,218	4,723	20,996	19,403
% change at CER	14%	14%	17%	(10%)	29%	14%	11%
Wegovy®	2,446	51	51	—	—	2,395	2,395
% change at CER	179%	—	—	—	—	173%	172%
Saxenda®	3,042	1,694	989	23	682	1,348	1,216
% change at CER	70%	102%	85%	0%	146%	40%	43%
Total Obesity care	5,488	1,745	1,040	23	682	3,743	3,611
% change at CER	105%	109%	94%	0%	146%	103%	108%
Diabetes and Obesity care total	43,239	18,500	9,854	3,241	5,405	24,739	23,014
% change at CER	20%	19%	22%	(10%)	37%	22%	20%

Rare disease segment
Rare blood disorders[2]	2,881	1,521	935	48	538	1,360	1,295
% change at CER	9%	9%	6%	2%	15%	8%	9%
Haemophilia A	642	433	279	23	131	209	204
% change at CER	6%	(1%)	(5%)	450%	(7%)	29%	32%
Haemophilia B	226	142	86	4	52	84	51
% change at CER	38%	38%	21%	200%	69%	38%	137%
NovoSeven®	1,911	922	557	21	344	989	963
% change at CER	5%	10%	11%	(46%)	18%	(1%)	(1%)
Rare endocrine disorders[3]	1,602	1,172	545	75	552	430	421
% change at CER	(9%)	3%	9%	32%	(4%)	(33%)	(34%)
Other Rare disease[4]	370	239	180	—	59	131	38
% change at CER	(27%)	(4%)	(7%)	(50%)	5%	(51%)	(79%)
Rare disease total	4,853	2,932	1,660	123	1,149	1,921	1,754
% change at CER	(2%)	5%	5%	17%	4%	(11%)	(13%)

Total sales	48,092	21,432	11,514	3,364	6,554	26,660	24,768
% change at CER	18%	17%	20%	(9%)	30%	19%	17%
% change as reported	25%	18%	22%	(9%)	29%	33%	31%
Share of growth	100%	45%	28%	(5%)	22%	55%	47%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 31 of 33

2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	11,299	3,155	1,714	63	1,378	8,144	8,011
% change at CER	114%	496%	473%	—	497%	68%	68%
Ozempic®	59,750	17,369	10,417	2,196	4,756	42,381	38,750
% change at CER	61%	88%	60%	—	102%	52%	49%
Victoza®	12,322	5,672	2,724	1,478	1,470	6,650	6,406
% change at CER	(24%)	(18%)	(24%)	(11%)	(14%)	(29%)	(29%)
Total GLP-1	83,371	26,196	14,855	3,737	7,604	57,175	53,167
% change at CER	42%	57%	43%	88%	78%	36%	33%
Long-acting insulin	16,741	11,403	7,157	1,636	2,610	5,338	4,685
% change at CER	(13%)	(1%)	4%	(27%)	11%	(32%)	(35%)
Tresiba®	9,353	6,092	3,485	1,050	1,557	3,261	2,723
% change at CER	(10%)	7%	14%	(11%)	7%	(31%)	(36%)
Xultophy®	2,809	2,400	1,716	45	639	409	399
% change at CER	3%	11%	0%	0%	45%	(30%)	(31%)
Levemir®	4,579	2,911	1,956	541	414	1,668	1,563
% change at CER	(25%)	(20%)	(9%)	(49%)	(8%)	(33%)	(34%)
Premix insulin	10,562	10,023	2,622	4,912	2,489	539	517
% change at CER	(10%)	(9%)	(13%)	(13%)	5%	(31%)	(31%)
Ryzodeg®	2,889	2,889	495	1,218	1,176	—	—
% change at CER	62%	62%	20%	300%	12%	—	—
NovoMix®	7,673	7,134	2,127	3,694	1,313	539	517
% change at CER	(23%)	(22%)	(18%)	(31%)	(1%)	(31%)	(31%)
Fast-acting insulin	17,463	10,826	6,456	1,942	2,428	6,637	6,247
% change at CER	(7%)	(3%)	(2%)	(21%)	11%	(13%)	(13%)
Fiasp®	2,003	1,354	1,138	—	216	649	606
% change at CER	9%	20%	16%	—	51%	(10%)	(11%)
NovoRapid®	15,460	9,472	5,318	1,942	2,212	5,988	5,641
% change at CER	(9%)	(6%)	(5%)	(21%)	8%	(13%)	(13%)
Human insulin	8,186	6,508	1,983	1,812	2,713	1,678	1,605
% change at CER	(16%)	(18%)	(10%)	(38%)	(4%)	(7%)	(6%)
Total insulin	52,952	38,760	18,218	10,302	10,240	14,192	13,054
% change at CER	(11%)	(7%)	(3%)	(22%)	5%	(21%)	(22%)
Other Diabetes care[1]	3,225	2,428	717	1,181	530	797	660
% change at CER	(15%)	(11%)	(2%)	(24%)	11%	(25%)	(27%)
Total Diabetes care	139,548	67,384	33,790	15,220	18,374	72,164	66,881
% change at CER	14%	10%	13%	(9%)	26%	18%	16%
Wegovy®	6,188	54	54	—	—	6,134	6,134
% change at CER	297%	—	—	—	—	293%	293%
Saxenda®	10,676	5,832	3,561	133	2,138	4,844	4,368
% change at CER	42%	80%	93%	105%	61%	11%	10%
Total Obesity care	16,864	5,886	3,615	133	2,138	10,978	10,502
% change at CER	84%	82%	96%	105%	61%	85%	90%
Diabetes and Obesity care total	156,412	73,270	37,405	15,353	20,512	83,142	77,383
% change at CER	19%	14%	18%	(9%)	29%	24%	23%

Rare disease segment
Rare blood disorders[2]	11,706	6,671	3,795	604	2,272	5,035	4,710
% change at CER	7%	11%	0%	151%	16%	1%	0%
Haemophilia A	2,338	1,769	1,137	81	551	569	543
% change at CER	6%	7%	(2%)	208%	18%	4%	5%
Haemophilia B	759	479	294	13	172	280	152
% change at CER	16%	22%	9%	200%	44%	7%	31%
NovoSeven®	8,308	4,335	2,311	510	1,514	3,973	3,811
% change at CER	6%	12%	0%	143%	12%	0%	(2%)
Rare endocrine disorders[3]	7,138	4,904	2,232	246	2,426	2,234	2,205
% change at CER	(6%)	(1%)	(2%)	37%	(2%)	(18%)	(18%)
Other Rare disease[4]	1,698	1,002	804	6	192	696	358
% change at CER	(3%)	(6%)	(4%)	0%	(14%)	2%	(3%)
Rare disease total	20,542	12,577	6,831	856	4,890	7,965	7,273
% change at CER	1%	5%	(1%)	101%	5%	(5%)	(6%)

Total sales	176,954	85,847	44,236	16,209	25,402	91,107	84,656
% change at CER	16%	13%	15%	(6%)	24%	21%	19%
% change as reported	26%	17%	17%	1%	28%	35%	34%
Share of growth	100%	40%	24%	(4%)	20%	60%	53%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 32 of 33
APPENDIX 7: ACQUISITION OF BUSINESSES

Forma Therapeutics, Inc.
On 14 October 2022, Novo Nordisk acquired all outstanding shares of the publicly held US company Forma Therapeutics, Inc. via a cash tender offer. Novo Nordisk did not hold any shares in Forma Therapeutics prior to the acquisition. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells.

Details of the acquisition
The total purchase price amounts to DKK 8,102 million and has been settled in full by cash consideration.

Novo Nordisk completed the acquisition of Forma Therapeutics, Inc. through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma Therapeutics in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding. At the completion of the merger, Forma Therapeutics, Inc. became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma Therapeutics, Inc. is no longer listed or traded on the Nasdaq Global Select Market.

DKK million
Goodwill as of 14 October 2022	524
Exchange rate adjustment	(47)
Goodwill as of 31 December 2022	477

The provisional purchase price allocation is presented in the Annual Report 2022.

Dicerna Pharmaceuticals, Inc.
On 28 December 2021, Novo Nordisk acquired all outstanding shares of the publicly held US company Dicerna Pharmaceuticals, Inc. via a cash tender offer. Before the acquisition, Novo Nordisk held 2.9% of the shares in Dicerna Pharmaceuticals, Inc. at a fair value of DKK 573 million.

Details of the acquisition
The total purchase price amounts to DKK 22,034 million, which has been settled by the fair value of existing shareholdings of DKK 573 million, settlement of a pre-existing relationship of DKK 145 million and a cash consideration of DKK 21,316 million.

At end of 2021, the purchase price allocation for the acquisition of Dicerna Pharmaceuticals, Inc. was provisional.
The allocation was finalised in 2022 without any adjustments.

The development in goodwill in 2022 is as follows:

DKK million
Goodwill as of 31 December 2021	4,346
Exchange rate adjustment	269
Goodwill as of 31 December 2022	4,615

For further information regarding the acquisition please refer to the Annual Report for 2022.

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Company announcement No 5 / 2023

Financial report for the period 1 January 2022 to 31 December 2022	Page 33 of 33
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	2022	2021	% change 2022 to 2021

Net sales	176,954	140,800	26%
Effect of exchange rates	(13,024)	—
Sales at CER	163,930	140,800	16%

Operating profit at CER

DKK million	2022	2021	% change 2022 to 2021

Operating profit	74,809	58,644	28%
Effect of exchange rates	(7,578)	—
Operating profit at CER	67,231	58,644	15%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2022	2021

Net cash generated from operating activities	78,887	55,000
Net cash used in investing activities	(24,918)	(31,605)
Net purchase of marketable securities	2,921	5,937
Addition on marketable securities through acquisition of business	1,470	861
Repayment on lease liabilities	(998)	(874)
Free cash flow	57,362	29,319

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Company announcement No 5 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 1, 2023
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer